                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 29549

                             ----------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       UNITED INVESTORS INCOME PROPERTIES
                                (Name of Issuer)


                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)


                                      NONE
                      (CUSIP Number of Class of Securities)


                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                  JULY 19, 1999
             (Date of Event Which Requires Filing of This Statement)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           300 SOUTH GRAND, 34TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

                             ----------------------

CUSIP No.   NONE                      13D


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  AIMCO PROPERTIES, L.P.
                  84-1275621

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  WC, BK

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                  [ ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,599

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]


9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  10.8%


10.      TYPE OF REPORTING PERSON

                  PN


                                   Page 1 of 7


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CUSIP No.  NONE                        13D


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  AIMCO-GP, INC.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,599

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  10.8%

10.      TYPE OF REPORTING PERSON

                  CO

CUSIP No.   NONE                       13D


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  AIMCO/IPT, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY



4.       SOURCE OF FUNDS

                  Not Applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSU
         ANT TO ITEMS 2(e) OR 2(f)                                           [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  950

8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES                                                              [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  1.6%

10.      TYPE OF REPORTING PERSON

                  CO

CUSIP No.  NONE                         13D


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                  84-129577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)

                                                                             [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,549

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  12.4%

10.      TYPE OF REPORTING PERSON

                  CO

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                                  SCHEDULE 13D


                  This Statement (the "Statement") constitutes the Schedule 13D (the "Schedule 13D") of AIMCO Properties, L.P. ("AIMCO OP"), AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO"). AIMCO OP, AIMCO-GP and AIMCO are herein referred to as the "Reporting Persons." The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 13D.

(1)      SECURITY AND SUBJECT COMPANY.

                  This Statement relates to units of limited partnership interest of United Investors Income Properties, a Missouri limited partnership. The address of the Partnership's principal executive offices is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

(2)      IDENTITY AND BACKGROUND.

                  (a)-(c), (f) The principal business of the Reporting Persons is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The principal executive offices of the Reporting Persons are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. The information set forth in the Offer to Purchase, dated May 19, 1999, under "The Offer -- Section 8. Information Concerning Us and Certain of Our Affiliates" is incorporated herein by reference. A copy of the Offer to Purchase is filed as Exhibit (a) hereto. The executive officers and directors of AIMCO and AIMCO-GP are listed on Annex I to the Offer to Purchase ("Annex I"), which is incorporated herein by reference.

                  (d)-(e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

(3)      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The information set forth in the Offer to Purchase under "The Offer -- Section 15. Source of Funds" is incorporated herein by reference.

(4)      PURPOSE OF TRANSACTION.

                  The information set forth in the Offer to Purchase under "The Offer -- Section 9. Background and Reasons for the Offer," "The Offer -- Section
12. Future Plans of the Purchaser" and "The Offer -- Section 7. Effects of the Offer" is incorporated herein by reference.

(5)      INTEREST IN SECURITIES OF THE ISSUER.

                  AIMCO OP directly owns 6,599 Units and AIMCO/IPT directly owns 950 Units, representing 10.8% and 1.6%, respectively, or a total of 12.4% of the outstanding Units based on the 60,063 Units outstanding at December 31, 1998.

                  AIMCO/IPT is a wholly owned subsidiary of AIMCO.

                  AIMCO-GP and AIMCO may be deemed to beneficially own the Units directly owned by AIMCO OP by each of their relationship with AIMCO OP. AIMCO-GP is the sole general partner of AIMCO OP (owning approximately 1% of the total equity interests). AIMCO-GP is a wholly owned subsidiary of AIMCO.

                  Accordingly, for purposes of this Statement: (i) AIMCO/IPT is reporting that it shares the power to vote or direct the power to vote and the power to dispose or direct the disposition of the 950 Units directly owned by it; (ii) AIMCO OP is reporting that it shares the power to vote or direct the power to vote and the power to dispose or direct the disposition of the 6,599 Units directly owned by it; (iii) AIMCO-GP is reporting that it shares the power to vote or direct the disposition of the 6,599 Units owned by AIMCO OP; and (iv) AIMCO is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 950 Units directly owned by AIMCO/IPT and the 6,599 Units directly owned by AIMCO OP.

(6) CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

                  Not applicable.

(7)      MATERIAL TO BE FILED AS EXHIBITS.

                  (a) Offer to Purchase, dated May 19, 1999 (Exhibit (a)(1) to the Schedule 14d-1 of AIMCO Properties, L.P., dated May 19, 1999, is incorporated herein by reference).

                  (b) Letter of Transmittal and related Instructions (Exhibit (a)(2) to the Schedule 14d-1 of AIMCO Properties, L.P., dated May 19, 1999, is incorporated herein by reference).

                  (c) Letter, dated May 19, 1999, from AIMCO OP to Limited Partners of the Partnership (Exhibit (a)(3) to the Schedule 14d-1 of AIMCO Properties, L.P., dated May 19, 1999, is incorporated herein by reference).

                  (d) Amended and Restated Credit Agreement (Unsecured Revolver-to-Term Facility), dated as of October 1, 1998, among AIMCO OP, Bank of America National Trust and Savings Association, and BankBoston, N.A. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated October l, 1998, is incorporated herein by this reference).

                  (e) First Amendment to Credit Agreement, dated as of November 6, 1998, by and among AIMCO OP, the financial institutions listed on the signature pages thereof and Bank of America National Trust and Savings Association (Exhibit 10.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, is incorporated herein by this reference).

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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 6, 1999


                                   AIMCO/IPT, INC.

                                   By: /s/ Patrick J. Foye
                                       -----------------------------
                                        Executive Vice President

                                   AIMCO PROPERTIES, L.P.

                                   By: AIMCO-GP, INC.
                                        (General Partner)

                                   By: /s/ Patrick J. Foye
                                       -----------------------------
                                        Patrick J. Foye
                                        Executive Vice President

                                   AIMCO-GP, INC.

                                   By: /s/ Patrick J. Foye
                                       -----------------------------
                                        Patrick J. Foye
                                        Executive Vice President

                                   APARTMENT INVESTMENT
                                   AND MANAGEMENT COMPANY

                                   By: /s/ Patrick J. Foye
                                       -----------------------------
                                        Patrick J. Foye
                                        Executive Vice President




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